DISTRIBUTION AND SHAREHOLDER SERVICES AGREEMENT
Service Shares of Janus Aspen Series
(for Insurance Companies)
     This Agreement is made as of March 30, 2007 by and between Janus Distributors LLC (the “Distributor”), a Delaware limited liability company, and Pacific Life Insurance Company (the “Company”), a Nebraska corporation.
Recitals
     A. The Company has entered into a participation agreement dated March 30, 2007 with Janus Aspen Series (the “Trust”), an open-end investment company registered under the Investment Company Act of 1940 (the “1940 Act”) with respect to the purchase of a class of shares designated “Service Shares” of one or more series of the Trust (each a “Portfolio”) by certain separate accounts of the Company (“Accounts”).
     B. The Distributor serves as the distributor to Service Shares.
     C. The Company desires to provide certain distribution and shareholder services to owners (“Contract Owners”) of variable life insurance policies or variable annuity contracts (“Contracts”) in connection with their allocation of contract values in the Service Shares of the Portfolios and Distributor desires Company to provide such services, subject to the conditions of this Agreement.
     D. Pursuant to Rule 12b-1 under the 1940 Act, the Service Shares of each Portfolio have adopted a Distribution and Shareholder Servicing Plan (the “12b-1 Plan”) which, among other things, authorizes the Distributor to enter into this Agreement with organizations such as Company and to compensate such organizations out of each Portfolio’s average daily net assets attributable to the Service Shares.
Agreement
     1. Services of Company
          (a) The Company shall provide any combination of the following support services, as agreed upon by the parties from time to time, to Contract Owners who allocate contract values to the Service Shares of the Portfolios: delivering prospectuses, statements of additional information, shareholder reports, proxy statements and marketing materials to prospective and existing Contract Owners; providing educational materials regarding the Service Shares; providing facilities to answer questions from prospective and existing Contract Owners about the Portfolios; receiving and answering correspondence; complying with federal and state securities laws pertaining to the sale of Service Shares; assisting Contract Owners in completing application forms and selecting account options; and providing Contract Owner record-keeping and similar administrative services.
          (b) The Company will provide such office space and equipment, telephone facilities, and personnel as may be reasonably necessary or beneficial in order to provide such services to Contract Owners.
          (c) The Company will furnish to the Distributor, the Trust or their designees such information as the Distributor may reasonably request, and will otherwise cooperate with the Distributor in the preparation of reports to the Trust’s Board of Trustees concerning this Agreement, as well as any other reports or filings that may be required by law.
     2. Market Timing and Late Trading.
          (a) Company acknowledges that Distributor has the right to refuse any purchase order for any reason, particularly if the Trust determines that a Fund would be unable to invest the money effectively in accordance with its investment policies or would otherwise be adversely affected due to the size of the transaction, frequency of trading by the account or other factors.
          (b) Company certifies that it is following all relevant rules and regulations, as well as internal policies and procedures, regarding “forward pricing” and the handling of mutual fund orders on a timely basis. As evidence of its compliance, Company shall:
          (i) permit Distributor or its agent to audit its operations, as well as any books and records preserved in connection with its provision of services under this Agreement;
          (ii) provide Distributor with the results of a Statement on Auditing Standards No. 70 (SAS 70) review or similar report of independent auditors as soon as practicable following execution of this Agreement; or
          (iii) provide annual certification to Distributor that it is following all relevant rules, regulations, and internal policies and procedures regarding “forward pricing” and the handling of mutual fund orders on a timely basis.
     3. Indemnification. The Company shall indemnify Distributor, the Trust, and their affiliates, directors, trustees, employees and shareholders for any loss (including without limitation, litigation costs and expenses and attorneys’ and experts’ fees) directly resulting from Company’s negligent or willful act, omission or error, or Company’s breach of this Agreement. Such indemnification shall survive termination of the Agreement.
     4. Maintenance of Records. The Company shall maintain and preserve all records as required by law to be maintained and preserved in connection with providing the services herein.

Upon the reasonable request of Distributor or the Trust, Company shall provide Distributor, the Trust or the representative of either, copies of all such records.
     5. Fees. In consideration of Company’s performance of the services described in this Agreement, Distributor shall pay to the Company a monthly fee (“Distribution Fee”) calculated as follows: the average aggregate amount invested in each month in the Service Shares of each Portfolio by the Accounts is multiplied by a pro-rata fee factor. The pro-rata fee factor is calculated by: (a) dividing the per annum factor set forth on Exhibit A for the Service Shares of each Portfolio by the number of days in the applicable year, and (b) multiplying the result by the actual number of days in the applicable month. The average aggregate amount invested over a one-month period shall be computed by totaling the aggregate investment by the Accounts (share net asset value multiplied by total number of shares held) on each calendar day during the month and dividing by the total number of calendar days during such month.
          Distributor will calculate the fee at the end of each month and will make such reimbursement to the Company. The reimbursement check will be accompanied by a statement showing the calculation of the monthly amounts payable by Distributor and such other supporting data as may be reasonably requested by the Company.
     6. Representations, Warranties and Agreements. The Company represents, warrants, and covenants that:
          (a) It and its employees and agents meet the requirements of applicable law, including but not limited to federal and state securities law and state insurance law, for the performance of services contemplated herein;
          (b) It will not purchase Service Shares with Account assets derived from tax-qualified retirement plans except indirectly, through Contracts purchased in connection with such plans and the Distribution Fee does not include any payment to the Company that is prohibited under the Employee Retirement Income Securities Act of 1974 (“ERISA”) with respect to any assets of a Contract Owner invested in a Contract using the Portfolios as investment vehicles;
          (c) If required by applicable law, the Company will disclose to each Contract Owner the existence of the Distribution Fee received by the Company pursuant to this Agreement in a form consistent with the requirements of applicable law.
          (d) It is in compliance with all applicable anti-money laundering laws, rules and regulations including, but not limited to, the U.S.A. PATRIOT Act of 2001, P.L. 107-56.
     7. Termination.
          (a) Unless sooner terminated with respect to any Portfolio, this Agreement will continue with respect to a Portfolio only if the continuance of a form of this Agreement is specifically approved at least annually by the vote of a majority of the members of the Board of

Trustees of the Trust who are not “interested persons” (as such term is defined in the 1940 Act) and who have no direct or indirect financial interest in the 12b-1 Plan relating to such Portfolio or any agreement relating to such 12b-1 Plan, including this Agreement, cast in person at a meeting called for the purpose of voting on such approval.
          (b) This Agreement will automatically terminate with respect to a Portfolio in the event of its assignment (as such term is defined in the 1940 Act) with respect to such Portfolio. This Agreement may be terminated with respect to any Portfolio by the Distributor or by the Company, without penalty, upon 60 days’ prior written notice to the other party. This Agreement may also be terminated with respect to any Portfolio at any time without penalty by the vote of a majority of the members of the Board of Trustees of the Trust who are not “interested persons” (as such term is defined in the 1940 Act) and who have no direct or indirect financial interest in the 12b-1 Plan relating to such Portfolio or any agreement relating to such Plan, including this Agreement, or by a vote of a majority of the Service Shares of such Portfolio on 60 days’ written notice.
          (c) In addition, either party may terminate this Agreement immediately if at any time it is determined by any federal or state regulatory authority that compensation to be paid under this Agreement is in violation of or inconsistent with any federal or state law.
     8. Miscellaneous.
          (a) No modification of any provision of this Agreement will be binding unless in writing and executed by the parties. No waiver of any provision of this Agreement will be binding unless in writing and executed by the party granting such waiver.
          (b) This Agreement shall be binding upon and shall inure to the benefit of the parties and their respective successors and assigns; provided, however that neither this Agreement nor any rights, privileges, duties, or obligations of the parties may be assigned by either party without the written consent of the other party or as expressly contemplated by this Agreement.
          (c) This Agreement shall be governed by and interpreted in accordance with the laws of the State of Colorado, exclusive of conflicts of laws.
          (d) This Agreement may be executed in several counterparts, each of which shall be an original but all of which together shall constitute one and the same instrument.
[The remainder of this page intentionally left blank.]

IN WITNESS WHEREOF, the parties have caused their duly authorized officers to execute this Distribution and Shareholders Services Agreement as of the date and year first written.

JANUS DISTRIBUTORS LLC

By:
Name:	Dominic Martellaro

Title:	President

PACIFIC LIFE INSURANCE COMPANY

By:
Name:	Khanh T. Tran
Title:	Executive Vice President
and Chief Financial Officer

Exhibit A to Distribution and Shareholder Services Agreement

Name of Portfolio	Fee Factor*
All Portfolios of Janus Aspen Series	0.25%
(Service Shares)

*	Shall not exceed 0.25%